Ferris Baker Watts Incorporated
100 Light Street
Baltimore, MD 21202
February 27, 2006
United States and Exchange Commission
Mail Stop 0407, 450 Fifth Street, N.W.
450 Fifth Street, N.W.
Washington, D.C. 20549-0405
Re: India Globalization Capital, Inc. Preliminary Prospectus Distribution
Gentlemen:
     In accordance with the provisions of Rule 460 under the Securities Act of 1933, the undersigned, as representative of the underwriters of the proposed offering of securities of India Globalization Capital, Inc. hereby advises that copies of the Preliminary Prospectus, dated February 13, 2006, were distributed on or after February 13, 2006, as follows:
300 to Individual Investors;
3600 to NASD members (which included 14 prospective underwriters and selected dealers); and
60 to institutions
     The undersigned has been informed by the participating dealers that in accordance with the Rule 15c2-8 under the Securities Exchange Act of 1934, copies of the Preliminary Prospectus, dated February 13, 2006, have been distributed to all persons to whom it is expected that confirmations of sale will be sent; and we have likewise so distributed copies to all customers of ours. We have adequate equity to underwrite a “firm commitment” offering.

Very truly yours, Ferris, Baker Watts Incorporated
By:	/s/ Scott T. Bass
Scott T. Bass
Vice President